Corporate Property Associates 18 — Global Incorporated
50 Rockefeller Plaza
New York, New York 10020

May 3, 2013

VIA EDGAR AND FACSIMILE

Stacie Gorman

Jennifer Gowetski

Mail Stop 3010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                         Corporate Property Associates 18 — Global Incorporated
Registration Statement on Form S-11
File No. 333-185111

Dear Ms. Gorman and Ms. Gowetski:

Pursuant to Rule 461 under General Rules and Regulations under the Securities Act of 1933, as amended, Corporate Property Associates 18 — Global Incorporated (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Tuesday, May 7, 2013, or as soon thereafter on such date as practicable.  The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•                                         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention:  Kathleen L. Werner and Jenny B. Neslin, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

Corporate Property Associates 18 — Global Incorporated

By:	/s/ Trevor P. Bond
Name:	Trevor P. Bond
Title:	Chief Executive Officer and Director

cc:        Catherine D. Rice, Corporate Property Associates 18 — Global Incorporated

Kathleen L. Werner, Clifford Chance US LLP